Dominic,

In response to your questions about the revisions to the N-2 made in response to questions 8, 14, 15 and 26, I am sending along the appropriate marked pages. Please let me know if you require any additional information.

Regards,

Lisa

Lisa Morgan | Counsel

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700 | Washington, DC 20001-3980

202.383.0523 direct | 202.637.3593 facsimile

lisa.morgan@sutherland.com | www.sutherland.com

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ended March 31, 2013, the Company earned $0.02 million in fees related to Greenway II, respectively, which are included in other income from non-controlled, affiliated investment in the Consolidated Statements of Operations. As of March 31, 2013, $0.02 million of fees related to Greenway II were included in Due from affiliate on the Consolidated Statements of Assets and Liabilities.

Greenway II invests in securities similar to those of the Company pursuant to investment and allocation guidelines which address, among other things, the size of the borrowers, the types of transactions and the concentration and investment ratio amongst Greenway and the Company. However, the Company has the discretion to invest in other securities.

LCP Capital Fund LLC

We have invested in a membership interest of LCP Capital Fund LLC, or LCP, a private investment company that was organized to participate in investment opportunities that arise when a special purpose entity, or SPE, or sponsor thereof, needs to raise capital to achieve ratings, regulatory, accounting, tax, or other objectives. LCP is a closed investment vehicle which provides for no liquidity or redemption options and is not readily marketable. LCP is managed by an unaffiliated third party. As of March 31, 2013 and December 31, 2012, we had contributed $12.0 million of capital in the form of membership interests in LCP, which is invested in an underlying SPE referred to as Series 2005-01. On May 1, 2012, we received $3.6 million in connection with a reduction in its commitment pursuant to the governing documents, which is related to the notional amount of the underlying credit default swaps. Our exposure is limited to the amount of its remaining contributed capital. As of March 31, 2013 and December 31, 2012, the value of our interest in LCP was $8.4 million, and is reflected in the Consolidated Schedules of Investments.

Our contributed capital in LCP is maintained in a collateral account held by a third-party custodian, who is neither affiliated with us nor with LCP, and acts as collateral on certain credit default swaps for the Series 2005-01 for which LCP receives fixed premium payments throughout the year, adjusted for expenses incurred by LCP. The SPE purchases assets on a non-recourse basis and LCP agrees to reimburse the SPE up to a specified amount for potential losses. LCP holds the contributed cash invested for an SPE transaction in a segregated account that secures the payment obligation of LCP. We expect to receive distributions from LCP on a quarterly basis. Such distributions are reflected in our Consolidated Statements of Operations as interest income in the period earned. LCP has a remaining life of 18 years; however, it is currently expected that Series 2005-01 will terminate on February 15, 2015, if not extended prior to this date pursuant to the terms of Series 2005-1 SPE. Regardless of the date of dissolution, LCP has the right to receive amounts held in the collateral account if there is an event of default under LCP's operative agreements. LCP may have other series which will have investments in other SPEs to which we will not be exposed.

Revised Per request in Comment #15

CLO residual interests

We invested in the subordinated notes, or residual interest of three CLOs. The subordinated notes are subordinated to the secured notes issued by each structure. The secured notes in each structure are collateralized by portfolios consisting primarily of broadly syndicated senior secured bank loans.

The first investment was in the income notes, which are structured as investments in subordinated notes, of a $626 million CLO of Octagon Investment Partners XIV, Ltd. The subordinated notes are subordinated to the claims of $569.3 million in secured notes issued by the structure. The second investment was in the subordinated notes of a $715 million CLO of Sheridan Square CLO Ltd. The subordinated notes are subordinated to the claims of $661.5 million in secured notes issued by the structure. The third investment was in the subordinated notes of the $520 million CLO of Adirondack Park CLO Ltd. The Adirondack Park Square subordinated notes are subordinated to the claims of $466.5 million in secured notes issued by the structure.

In each case, the subordinated notes do not have a stated rate of interest, but are entitled to receive distributions on quarterly payment dates subject to the priority of payments to secured note holders in the

structures if and to the extent funds are available for such purpose. The payments on the subordinated notes are subordinated not only to the interest and principal claims of all secured notes issued, but to certain administrative expenses, taxes, and the base and subordinated fees paid to the collateral manager. Payments to the subordinated notes may vary significantly quarter to quarter for a variety of reasons and may be subject to 100% loss. Investments in subordinated notes, due to the structure of the CLO, can be significantly impacted by change in the market value of the assets, the distributions on the assets, defaults and recoveries on the assets, capital gains and losses on the assets along with prices, interest rates and other risks associated with the assets.

Investment in Tax Receivable Agreement Payment Rights

In June 2012, we invested in a TRA that entitles us to certain payment rights, or TRA Payment Rights, from Duff & Phelps Corporation, or Duff & Phelps. The TRA transfers the economic value of certain tax deductions, or tax benefits, taken by Duff & Phelps to us and entitles us to a stream of payments to be received. The TRA payment right is, in effect, a subordinated claim on the issuing company which can be valued based on the credit risk of the issuer, which includes projected future earnings, the liquidity of the underlying payment right, risk of tax law changes, the effective tax rate and any other factors which might impact the value of the payment right.

Through the TRA, we are entitled to receive an annual tax benefit payment based upon 85% of the savings from certain deductions along with interest. The payments that we are entitled to receive result from cash savings, if any, in U.S. federal, state or local income tax that Duff & Phelps realizes (i) from the tax savings derived from the goodwill and other intangibles created in connection with the Duff & Phelps initial public offering (ii) from other income tax deductions. These tax benefit payments will continue until the relevant deductions are fully utilized, which is projected to be 17 years. Pursuant to the TRA, we maintain the right to enforce Duff & Phelps payment obligations as a transferee of the TRA contract. If Duff & Phelps chooses to pre-pay and terminate the TRA, we will be entitled to the present value of the expected future TRA payments. If Duff & Phelps breaches any material obligation than all obligations are accelerated and calculated as if an early termination occurred. Failure to make a payment is a breach of a material obligation if the failure occurs for more than three months.

The projected annual tax benefit payment will be accrued on a quarterly basis and paid annually. The payment will be allocated between a reduction in the cost basis of the investment and interest income based upon an amortization schedule. Based upon the characteristics of the investment, we have chosen to categorize the investment in the TRA payment rights as investment in payment rights in the fair value hierarchy. The valuation will be based principally on a discounted cash flow analysis of projected future cash flow streams assuming an appropriate discount rate, which will among other things consider other transactions in the market, the current credit environment, performance of Duff & Phelps and the length of the remaining payment stream.

Asset Quality

We view active portfolio monitoring as a vital part of our investment process. We consider board observation rights, regular dialogue with company management and sponsors, and detailed internally generated monitoring reports to be critical to our performance. We have developed a monitoring template that promotes compliance with these standards and that is used as a tool by the Advisor's investment committee to assess investment performance relative to plan. In addition, our portfolio companies may rely on us to provide financial and capital market expertise and may view us as a value-added resource.

As part of the monitoring process, the Advisor assesses the risk profile of each of our investments and assigns each investment a score of a 1, 2, 3, 4 or 5

The revised investment performance scores, or IPS, are as follows:

1 — The portfolio company is performing above our underwriting expectations.

THL Credit, Inc. and Subsidiaries

Consolidated Schedule of Investments (unaudited)—(Continued)
March 31, 2013

Portfolio company/Type of Investment[1]	Industry	Yield[2]	Initial Acquisition Date	Maturity/ Dissolution Date	Principal[3] / No. of Shares / No. of Units	Cost	Fair Value
Connecture, Inc.							
Second Lien Term Loan	Business services	12.5% (LIBOR + 11.0%)	3/18/13	7/15/18	$ 8,052,563	7,892,426	7,892,426
						7,892,426	7,892,426
CRS Reprocessing, LLC							
Senior Secured Term Loan	Manufacturing	10.3% (LIBOR + 9.3%)	6/16/11	6/16/15	$ 7,957,389	7,862,096	7,897,708
						7,862,096	7,897,708
Cydcor LLC							
Senior Secured Term Loan	Business services	12.3% (LIBOR + 9.8%)	9/18/12	9/17/16	$14,298,701	13,947,585	14,012,727
						13,947,585	14,012,727
Dr. Fresh, LLC							
Subordinated Term Loan	Consumer products	14.0%[6] (12.0% Cash and 2.0% PIK)	5/15/12	11/15/17	$14,228,833	13,973,383	14,157,689
						13,973,383	14,157,689
Duff & Phelps Corporation							
Tax Receivable Agreement Payment Rights[11]	Financial services	16.8%[12]	6/1/12	12/31/29	—	12,261,736	12,261,736
						12,261,736	12,261,736
Embarcadero Technologies, Inc.							
First Lien Term Loan ...	Business services	10.5% (LIBOR + 6.75%)[5]	2/15/13	12/28/17	$11,821,021	11,647,442	11,647,442
						11,647,442	11,647,442
Express Courier International, Inc.							
Secured Subordinated Term Loan	Business services	15.0% (PIK)[13]	1/17/12	7/17/16	$ 7,663,957	7,549,413	6,514,363
						7,549,413	6,514,363

Response to Comment #14.

Response to Comment #26

(Continued on next page)

See accompanying notes to these consolidated financial statements.

THL Credit, Inc. and Subsidiaries

Consolidated Schedule of Investments (unaudited)—(Continued)
March 31, 2013

Portfolio company/Type of Investment[1]	Industry	Yield[2]	Initial Acquisition Date	Maturity/ Dissolution Date	Principal[3] / No. of Shares / No. of Units	Cost	Fair Value
Surgery Center Holdings, Inc.							
Senior Subordinated Note	Healthcare, ambulatory surgery centers	15.0%	4/20/10	8/4/17	$18,772,751	18,418,926	19,335,933
Member interest[8][9]					469,673	469,673	2,000,000
						18,888,599	21,335,933
The Studer Group, L.L.C.							
Senior Subordinated Note	Healthcare, consulting	14.0% (12.0% Cash and 2.0% PIK)	9/29/11	3/29/17	$12,518,145	12,323,557	12,518,145
						12,323,557	12,518,145
Trinity Services Group, Inc.							
Senior Subordinated Note	Food & beverage	13.5%[6] (12.0% Cash and 1.5% PIK)	3/29/12	9/29/17	$14,196,437	14,014,308	14,125,454
						14,014,308	14,125,454
Response to Comment #26							
Tri Starr Management Services, Inc.							
Senior Subordinated Note	Business services	15.0%[6] (12.5% Cash and 2.5% PIK)	3/4/13	3/4/19	$20,433,882	20,029,321	20,029,321
						20,029,321	20,029,321
Vision Solutions, Inc.							
Second Lien Term Loan	Business services	9.5% (LIBOR + 8.0%)	3/31/11	7/23/17	$11,625,000	11,550,567	11,625,000
						11,550,567	11,625,000
Washington Inventory Service							
Senior Secured Term Loan	Business services	10.3% (LIBOR + 9.0%)	12/27/12	6/20/19	$11,000,000	10,841,625	10,890,000
						10,841,625	10,890,000

(Continued on next page)

See accompanying notes to these consolidated financial statements.

There will be uncertainty as to the value of our portfolio investments.

A large percentage of our portfolio investments are in the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. We value these securities on a quarterly basis in accordance with our valuation policy, which is at all times consistent with U.S. generally accepted accounting policies ("GAAP"). Our board of directors utilizes the services of third-party valuation firms to aid it in determining the fair value of these securities. The board of directors discusses valuations and determines the fair value in good faith based on the input of our investment adviser and the respective third-party valuation firms. The factors that may be considered in fair value pricing our investments include the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings, the markets in which the portfolio company does business, comparisons to publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

If we are unable to manage our investments effectively, we may be unable to achieve our investment objective.

Our ability to achieve our investment objective will depend on our ability to manage our business, which will depend, in turn, on the ability of THL Credit Advisors to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result largely will be a function of THL Credit Advisors' investment process and, in conjunction with its role as Administrator, its ability to provide competent, attentive and efficient services to us.

We may experience fluctuations in our periodic operating results.

We could experience fluctuations in our periodic operating results due to a number of factors, including the interest rates payable on the debt securities we acquire, the default rates on such securities, the level of our expenses (including the interest rates payable on our borrowings), the dividend rates payable on preferred stock we issue, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We are exposed to risks associated with changes in interest rates, including fluctuations in interest rates which could adversely affect our profitability.

General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities, and, accordingly, may have a material adverse effect on our investment objective and rate of return on investment capital. A portion of our income will depend upon the difference between the rate at which we borrow funds and the interest rate on the debt securities in which we invest. Because we will borrow money to make investments and may issue debt securities, preferred stock or other securities, our net investment income is dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities, preferred stock or other securities and the rate at which we invest these funds. Typically, we anticipate that our interest earning investments will accrue and pay interest at both variable and fixed rates, and that our interest-bearing liabilities will ~~accrue interest at variable rates~~. As a result, there can be no assurance that a significant change in ~~market~~ interest rates will not have a material adverse effect on our net investment income. We anticipate ~~using~~ a combination of equity and long-term and short-term borrowings to finance our investment activities.

The benchmark used to determine the variable interest rates earned on our interest earning investments and paid on our credit facility borrowings is the London Interbank Offered Rate, or LIBOR, with maturities that range between one and six months.

We have elected to be treated for tax purposes as a regulated investment company, or RIC, under Subchapter M of the Code. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. Pursuant to these elections, we generally will not have to pay corporate-level income taxes on any income we distribute to our stockholders.

Portfolio Composition and Investment Activity

Portfolio Composition

We completed the three months ended March 31, 2013 with $431.1 million (at fair value), which represents a $36.8 million, or 9.3% increase from the $394.3 million (at fair value) as of December 31, 2012. We also increased our portfolio to forty companies, including THL Credit Greenway Fund LLC, or Greenway, and THL Credit Greenway Fund II LLC, or Greenway II, as of March 31, 2013, from thirty-four companies, including Greenway, as of December 31, 2012.

At March 31, 2013, our average portfolio company investment, exclusive of Greenway and Greenway II, at amortized cost and fair value was approximately $11.2 million and $11.3 million, respectively and our largest portfolio company investment by amortized cost and fair value was approximately $24.8 million and $24.8 million, respectively. At December 31, 2012, our average portfolio company investment at amortized cost and fair value was approximately $11.9 million and $11.9 million, respectively and our largest portfolio company investment by amortized cost and fair value was approximately $36.1 million and $36.1 million, respectively.

At March 31, 2013, 45.4% of our debt investments bore interest based on floating rates (subject to interest rate floors), such as LIBOR, and 54.6% bore interest at fixed rates. At December 31, 2012, 43.3% of our debt investments bore interest based on floating rates (subject to interest rate floors), such as LIBOR, and 56.7% bore interest at fixed rates.

The weighted average yield of the debt and income-producing investments in our portfolio at their current cost was 13.7% at March 31, 2013 as compared to 13.9% at December 31, 2012. The weighted average yield on our debt securities at their current cost was 13.6% at March 31, 2013 as compared to 13.7% at December 31, 2012. Yields are computed using interest rates and dividend yields as of the balance sheet date and include amortization of upfront loan origination fees, original issue discount and market premium or discount. Yields exclude common equity investments, preferred equity investments, and cash.

Our portfolio companies, in which we have debt investments, currently have an average EBITDA of approximately $23 million, excluding one portfolio company with EBITDA levels not representative of a typical portfolio company, based on the latest available financial information provided by the portfolio companies. Our weighted average attachment point in the capital structure of our portfolio companies is approximately 3.9 times EBITDA based on the latest available financial information.

The following table summarizes the amortized cost and fair value of investments as of March 31, 2013 (in millions).

Description:	Amortized Cost	Percentage of Total	Fair Value[1]	Percentage of Total
First lien secured debt	$111.6	26.1%	$112.0	26.0%
Second lien debt	76.7	18.0%	76.3	17.7%
Subordinated debt	187.3	43.9%	187.0	43.4%
Investments in funds	9.5	2.2%	10.3	2.4%
Equity investments	3.9	0.9%	7.8	1.8%
Investment in payment rights	12.3	2.9%	12.3	2.8%
CLO residual interests	25.4	6.0%	25.4	5.9%
Total investments	$426.8	100.0%	$431.1	100.0%

The benchmark typically used to determine the floating rates earned on our interest earning investments is LIBOR with maturities that range between one and six months.

We may raise additional equity or debt capital through both registered offerings off a shelf registration statement and private offerings of securities, by securitizing a portion of our investments or borrowings. To the extent we determine to raise additional equity through an offering of our common stock at a price below net asset value, existing investors will experience dilution. During our 2012 Annual Stockholder Meeting held on June 7, 2012, our stockholders authorized us, with the approval of our Board of Directors, to sell up to 25% of our outstanding common stock at a price below our then current net asset value per share and to offer and issue debt with warrants or debt convertible into shares of our common stock at an exercise or conversion price that will not be less than the fair market value per share but may be below the then current net asset value per share. There can be no assurance that these capital resources will be available. We are seeking stockholder approval of these proposals again at our 2013 Annual Stockholder Meeting.

On March 15, 2013, we closed an additional $50 million of commitments to our Facilities, which brings the aggregate size to $240 million of commitments. As of March 31, 2013, we had a total of $89.9 million outstanding on our credit facilities, including $70.0 million outstanding under our Term Loan Facility and $19.9 million outstanding under the Revolving Facility. The total amount outstanding had a weighted average interest rate of 4.0478%. We borrowed $87.7 million under our Revolving Facility and $20.0 million under our Term Loan Facility for the three months ended March 31, 2013 and repaid $67.9 million funds on our Revolving Facility from proceeds received from the term loan and investment income. As of March 31, 2012, we borrowed $25.3 million and repaid $5.8 million under our Revolving Facility during the three months ended March 31, 2012.

Our operating activities used cash of $33.8 million and $16.1 million for the three months ended March 31, 2013 and 2012, respectively, primarily in connection with the purchase of portfolio investments. For three months ended March 31, 2013, our financing activities provided cash of $39.9 million from net borrowings and used cash of $8.7 million for distributions to stockholders and $1.3 million for the payment of financing costs. For the three months ended March 31, 2012, our financing activities provided cash of $19.5 million from net borrowings and used cash of $6.9 million for distributions to stockholders.

As of March 31, 2013 and December 31, 2012, we had cash of $0.8 million and $4.8 million, respectively. We had no cash equivalents as of March 31, 2013 and December 31, 2012.

We believe cash balances, our Revolving Facility capacity and any proceeds generated from the sale or pay down of investments provides us with ample liquidity to acquit our pipeline for the coming quarters.

Credit Facility

On March 15, 2013, we entered into an amendment, or the Revolving Loan Amendment, to our existing revolving credit agreement, or Revolving Facility, and entered into an amendment, or the Term Loan Amendment, to our term loan agreement credit facility, or Term Loan Facility, and together with the Revolving Facility, the Facilities, with ING Capital LLC.

The Revolver Loan Amendment revised the Revolving Facility, dated May 10, 2012, to among other things, increase the amount available for borrowing under the Revolving Facility from $140.0 million to $170.0 million and extend the maturity date from May 2016 to May 2017 (with a one year term out period beginning in May 2016). The one year term out period is the one year anniversary between the revolver termination date, or the end of the availability period, and the maturity date. During this time, we are required to make mandatory prepayments on our loans from the proceeds we receive from the sale of assets, extraordinary receipts, returns of capital or the issuances of equity or debt. The Revolver Amendment also changes the interest rate of the Revolving Facility to (i) when the facility is more than or equal to 35% drawn and the step-down condition is satisfied, LIBOR plus 2.75%, (ii) when the facility is more than or equal to 35% drawn and the step-down condition is not satisfied, LIBOR plus 3.00%, (iii) when the facility is less than 35% drawn and the step-down condition is satisfied, LIBOR plus 2.75%, and (iv) when the facility is less than 35% drawn and the step-down condition is not satisfied, LIBOR plus 3.25%. The non-use fee is 1.00% annually if we use 35% or less of the Revolving Facility and 0.50% annually if we use more than 35% of the Revolving Facility.

Each of the LIBOR loans currently outstanding on our Revolving Facility have a one month maturity.

The benchmark used to determine the variable rates paid on the Facilities is LIBOR with maturities that range between one and six months.

X

The Term Loan Amendment revised the Term Loan Facility, dated May 10, 2012, to increase the $50.0 million senior secured term loan, or Term Loan, to $70.0 million and extend the maturity date from May 2017 to May 2018. The Term Loan bears interest at LIBOR plus 4.00% (with no LIBOR Floor) and has substantially similar terms to our existing Revolving Facility (as amended by the Amendment).

Each of the Facilities includes an accordion feature permitting us to expand the Facilities, if certain conditions are satisfied; provided, however, that the aggregate amount of the Facilities, collectively, is capped at $400.0 million

The Facilities generally require payment of interest on a quarterly basis for ABR loans, and at the end of the applicable interest period for Eurocurrency loans bearing interest at LIBOR. All outstanding principal is due upon each maturity date. The Facilities also require a mandatory prepayment of interest and principal upon certain customary triggering events (including, without limitation, the disposition of assets or the issuance of certain securities).

Borrowings under the Facilities are subject to, among other things, a minimum borrowing/collateral base. The Facilities have certain collateral requirements and/or financial covenants, including covenants related to: (a) limitations on the incurrence of additional indebtedness and liens, (b) limitations on certain investments, (c) limitations on certain restricted payments, (d) limitations on the creation or existence of agreements that prohibit liens on certain properties of ours and our subsidiaries, and (e) compliance with certain financial maintenance standards including (i) minimum stockholders' equity, (ii) a ratio of total assets (less total liabilities not represented by senior securities) to the aggregate amount of senior securities representing indebtedness, of us and our subsidiaries, of not less than 2.25:1.0, (iii) minimum liquidity, (iv) minimum net worth, and (v) a consolidated interest coverage ratio. In addition to the financial maintenance standards, described in the preceding sentence, borrowings under the Facilities (and the incurrence of certain other permitted debt) are subject to compliance with a borrowing base that applies different advance rates to different types of assets in our portfolio.

The Facilities' documents also include default provisions such as the failure to make timely payments under the Facilities, the occurrence of a change in control, and the failure by us to materially perform under the operative agreements governing the Facilities, which, if not complied with, could, at the option of the lenders under the Facilities, accelerate repayment under the Facilities, thereby materially and adversely affecting our liquidity, financial condition and results of operations. Each loan originated under the Revolving Facility is subject to the satisfaction of certain conditions. We cannot be assured that we will be able to borrow funds under the Revolving Facility at any particular time or at all. We are currently in compliance with all financial covenants under the Facilities.

For the three months ended March 31, 2013, we borrowed $107.7 million and made $67.9 million of repayments under the Facilities. For the three months ended March 31, 2012, we borrowed $25.3 million and made $5.8 million of repayments under the Facilities. As of March 31, 2013 and December 31, 2012, there were $89.9 million and $50.0 million of borrowings outstanding at a weighted average interest rate of 4.0478% and 4.2110%, respectively. The fair values of our Facilities are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of our Facilities are estimated based upon market interest rates and entities with similar credit risk. As of March 31, 2013 and December 31, 2012, the Facilities would be deemed to be level 3 of the fair value hierarchy.

Interest expense and related fees of $1.1 million and $0.5 million were incurred in connection with the Facilities during the three months ended March 31, 2013 and 2012, respectively.

In accordance with the 1940 Act, with certain exceptions, the Company is only allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 200% after such borrowing. The asset coverage as of March 31, 2013 is in excess of 200%.

The LIBOR rate on our Term Loan currently has a one month maturity.